

Mail Stop 4628

December 17, 2015

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street
Suite 3000
Austin, TX 78701

>   **Re: Parsley Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 11, 2015**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
>   **Filed November 6, 2015**
>   **Response Dated November 19, 2015**
>   **File No. 001-36463**

Dear Mr. Dalton:

We have reviewed your November 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

1.   Your response to prior comment 1 states that your statement of operations was revised to provide a presentation consistent with the guidance per SAB Topic 14F. However, it appears that you continue to present a separate line item for stock-based compensation.

Please tell us how this presentation is consistent with the requirement to include expenses related to share-based payment arrangements with cash compensation paid to the same employees.

2.   We note your response to prior comment 2. It does not appear that earnings recognized prior to the date of your initial public offering and corporate reorganization should be included as part of net income attributable to the shareholders of Parsley Energy, Inc. in calculating earnings per share. Instead, earnings per share should be calculated for the period from the date of your initial public offering and corporate reorganization through December 31, 2014. Please revise your presentation of earnings per share accordingly. This comment also applies to your quarterly reports filed on Form 10-Q.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25

Factors Affecting the Comparability of Our Financial Condition and Results of Operations, page 28

Impairment of Oil and Gas Properties, page 28

3.   Disclosure in your filing states that your estimates of undiscounted future net cash flows attributable to oil and gas properties indicated that their carrying amounts were expected to be recovered, but that a reduction in management's estimate of undiscounted future net cash flows could result in additional impairment charges to oil and gas properties. For the properties at risk of additional impairment, expand your disclosure to address the following:
- State the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties as of September 30, 2015;
- Describe how the key assumptions used to determine the undiscounted cash flows changed from December 31, 2014 to September 30, 2015;
- Discuss the degree of uncertainty associated with these key assumptions; and
- Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources